

Received SEC

SEP 26 2013

Washington, DC 20549

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A /A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Rate Pilot, Inc.

Commission File Number: 0001583860

NEVADA

UNITED STATES:

Rate Pilot, Inc.

4500 Blackwolf Road

Springfield, Illinois 62711

Phone: (217) 416-5059

7389 – Business Services, Not Elsewhere Classified	**45-1589924**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. David Hughes 4500 Blackwolf Road, Springfield, Illinois 62711	Chief Executive Officer / Director
Mr. Erich Bloxdorf 4500 Blackwolf Road, Springfield, Illinois 62711	Chief Operating Officer / Director
Mrs. Jennifer Hughes 4500 Blackwolf Road, Springfield, Illinois 62711	Vice President of Human Resources
Mr. John Ross 4500 Blackwolf Road, Springfield, Illinois 62711	Chief Administrative Officer / Director
Mr. Kerry Vinci PO Box 1309, Rancho Santa Fe, California 92067	Director (Board of Directors)
Mr. David Reed 3707 Freeman Court, Montgomery, Alabama 36109	Director (Board of Directors)

None of our directors or executive officers has, during the past three years, (1) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within three years prior to that time; (2) been convicted in a criminal proceeding or subject to a pending criminal proceeding; (3) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or (4) been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There are no arrangements or understandings between any two or more of our directors or executive officers. There is no arrangement or understanding between any of our directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings between non-management shareholders that may directly or indirectly participate in or influence the management of our affairs.

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Rate Pilot, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
The David Choate Hughes and Jennifer Rachael Hughes Joint Living Trust (1) (2) (3) (13)	Preferred Common	0.20% 22.80%
Kerry Vinci (4) (5)	Preferred Common	13.95% 0%
Blue Coast Securities Corporation (6)	Preferred Common	0% 5%
John Ross (7) (8)	Preferred Common	0% 9.12%
Erich Bloxdorf (9) (10)	Preferred Common	0% 9.12%
Heidi Kerz (11)	Preferred Common	0% 9.02%
Brett Haigler (12)	Preferred Common	0.06% 5.12%
1211 Holdings, LLC (13)	Preferred Common	0% 6.36%
David & Rhonda Ross (14)	Preferred Common	0% 5.30%

(1) Mr. David Choate Hughes is the Chief Executive Officer and Board of Directors Member of Rate Pilot, Inc.
(2) Mrs. Jennifer Rachael Hughes is the Vice President of Human Resources for Rate Pilot, Inc.
(3) Mr. David Hughes and Mrs. Jennifer Rachael Hughes are Husband and Wife
(4) Mr. Kerry Vinci is a Member of the Board of Directors for Rate Pilot, Inc.
(5) Mailing Address: PO Box 1309, Rancho Santa Fe, California 92067
(6) Mailing Address: 26500 Agoura Road, Calabasas, California 91302
(7) Mr. John Ross is the Chief Administrative Officer and Board of Directors Member of Rate Pilot, Inc.
(8) Mailing Address: PO Box 18427 Fountain Hills, Arizona 85269-8427
(9) Mr. Erich Bloxdorf is the Chief Operating Officer and Board of Directors Member of Rate Pilot, Inc.
(10) Mailing Address: 21 Hickory Ridge Lane, Springfield, Illinois 62707
(11) Mailing Address: 4505 Turtle Bay, Springfield, Illinois 62711
(12) Mailing Address: 11357 West 55th Lane, Arvada, Colorado 80002

(13) Mailing Address: 4500 Blackwolf Road, Springfield, Illinois 62711
(14) Mailing Address: 32 Forest Green, Springfield, Illinois 62711

(f) Promoters of the issuer

Rate Pilot, Inc.
4500 Blackwolf Road
Springfield, Illinois 62711
(217) 416-5059

Blue Coast Securities Corporation
26500 West Agoura Road
Calabasas, California 91302
www.BlueCoastBanc.com
(310) 601-7667

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

Thompson Coburn LLP
One U.S. Bank Plaza
St. Louis, Missouri 63101
Phone: (312) 552-6000
www.ThompsonCoburn.com

At this time of this filing there is no underwriter(s) in connection with this offering.

(i) through (m) None

Item 2. Application of Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as and if necessary: California, Florida and New York

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Blue Coast Securities Corporation, an equity partner of the Company, can be viewed at www.BlueCoastBanc.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to Rate Pilot, Inc. and wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year. None.

Item 6. Other Present or Proposed Offerings.

The issuer is not presently offering, nor does it presently contemplate offering, any securities other than those covered by this notification.

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Notes directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document. None used.

RATE PILOT, INC.

NEVADA:

Rate Pilot, Inc.

4500 Blackwolf Road

Springfield, Illinois 62711

(217) 416-5059

Best Efforts Offering of 5,000 Secured Debt Notes

Notes having a market value of up to

$5,000,000

Offering Price per Note: $1,000

See: Details of the Offering

Maximum Offering: 5,000 Debt Note Units

Investing in the Company's Secured Debt Notes involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 9**.

We are offering a maximum of 5,000 Secured Debt Notes (the "Notes"). **The proposed sale will begin upon receipt of qualification from the SEC**. The offering will begin on the effective date and continue until the Company has sold all of the Notes offered hereby or on such earlier date as the Company may close or terminate the Offering. The Notes offered hereby are offered on a "best efforts" basis. No minimum sale is required, and there is no minimum offering.

There is, at this time, no public market for the Notes

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF

OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE NOTES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN NOTES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE NOTES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

	Number of Notes Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Note	------	**$1,000.00**	**$0.00**	**$1,000.00**
Total Minimum	**001**	**$1,000.00**	**$0.00**	**$1,000.00**
Total Maximum	**5,000**	**$5,000,000.00**	**$0.00**	**$5,000,000**

1) We are offering a maximum of 5,000 Notes at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **47** pages.

The date of this Offering Circular is September 1st, 2013.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS

UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN NOTES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF NOTES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE NOTES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR FLORIDA RESIDENTS ONLY:

EACH FLORIDA RESIDENT WHO SUBSCRIBES FOR THE PURCHASE OF UNITS HEREIN HAS THE RIGHT, PURSUANT TO SECTION 517.061(11) (A) (5) OF THE FLORIDA SECURITIES ACT, TO WITHDRAW HIS SUBSCRIPTION FOR THE PURCHASE AND RECEIVE A FULL REFUND OF ALL MONIES PAID WITHIN THREE (3) BUSINESS DAYS AFTER THE EXECUTION OF THE SUBSCRIPTION AGREEMENT OR PAYMENT FOR THE PURCHASE HAS BEEN MADE, WHICHEVER, IS LATER. WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEFAX TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS OFFERING CIRCULAR INDICATING HIS/HER INTENTION TO WITHDRAWAL.

SUCH LETTER OR TELEFAX SHOULD BE SET AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IT IS ADVISABLE TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. IF THE REQUEST IS MADE ORALLY, IN PERSON OR BY TELEPHONE TO AN OFFICER OF THE COMPANY, A WRITTEN CONFIRMATION THAT THE REQUEST HAS BEEN RECEIVED SHOULD BE REQUESTED.

THE NOTES REFERRED TO HEREIN WILL BE SOLD TO AND ACQUIRED BY THE HOLDER IN A TRANSACTION EXEMPT UNDER 517.061 OF THE FLORIDA SECURITIES ACT. THE NOTES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA.

FOR NEW YORK RESIDENTS:

THIS OFFERING CIRCULAR HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THIS PRIVATE OFFERING MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF MATERIAL TERMS AND DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

PART II — OFFERING CIRCULAR

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Notes is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this private securities offering.

Development Stage Business

Rate Pilot, Inc. commenced operations in April of 2011. The Company was formed as a Nevada Limited Liability Company and was converted to a Stock Corporation. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Rate Pilot, Inc. will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon: Mr. David C. Hughes, the Company's Chief Executive Officer; Mrs. Jennifer Rachael Hughes, the Company's Vice President of Human Resources; Mr. Erich Bloxdorf, the Company's Chief Operating Officer and Mr. John Ross, the Company's Chief Administrative Officer.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the debt commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

No Minimum Amount of Capital to be Raised

There is not a minimum amount of Notes that need to be sold in this offering for the Company to access the investment funds. Therefore, the proceeds of this Offering will be immediately available for use by the Company and the Company does not have to wait until a minimum number of Notes have been sold to keep the proceeds from any sales. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Notes at any time, regardless of the number of Notes that have sold since there is no minimum subscription requirement. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Notes is not fully subscribed.

Control by Management

As of September 1st, 2013 the Company's Managers owned approximately 41.24% of the Company's outstanding Common Stock Units. Upon completion of this Offering, the Company's Managers will own approximately 41.24% of the issued and outstanding Common Stock Units. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Our Future Success is Dependent Upon Increased Acceptance of "Social Media" by Consumers and Lenders as a Medium for Lending

If consumer and lender acceptance of our online "social media" marketplace does not increase, our business will not succeed and the value of the Company may be adversely affected, and our ability to repay our Debt Obligations may be negatively impacted. The online "social media" market is still a new and rapidly developing. The adoption of online "social media" lending in general, and our "social media" marketplace in particular, requires the acceptance of a new way of conducting business, exchanging information, and applying for credit by consumers as well as acceptance by lenders that have historically relied upon traditional internet lending methods. As a result, we cannot be sure that we will be able to compete effectively with traditional online borrowing and in-branch lending methods.

If Potential Consumers Perceive there are Security or Privacy Risks Associated with Our Business, Demand for our "Social Media" Online Lending Service will be Reduced

The secure transmission of confidential personal and financial information, such as personal address, social security number, and bank account information, over public networks with consumer authorization is critical to consumer acceptance of our "social media" online lending business model. Unauthorized access to or use of this information could result in potential liability under federal and state privacy laws and damages for which we would be liable. Usage of our service could decline if any well-publicized compromise of security of information on our website or the Internet were to occur. We and other Internet-based companies may not be able to respond adequately to privacy concerns of potential users as advances in computer capabilities and other technological developments occur.

If We are Unable to Expand our Brand Recognition, Consumer and Lender Demand for Our Service will be Limited

If we fail to promote and maintain our brand successfully or incur significant expenses in promoting our brand and fail to generate a corresponding increase in revenue as a result of our branding efforts, our business and the value of our Company could be materially adversely affected. We believe that continuing to build brand awareness of the Rate Pilot Marketplace is critical to achieving demand for our service. Brand recognition is a key differentiating factor among providers of online lending services, and we believe it will be increasingly important as competition intensifies. In order to increase our brand awareness, we must succeed in our marketing efforts, provide high-quality service, and increase the number of consumers using our "social media" online lending marketplace. If visitors to our website do not perceive our existing service to be of high quality or if we alter or modify service, introduce new services, or enter into new business ventures that are not favorably received, the value of our brand could be diluted, which could decrease the attractiveness of our service to consumers and lenders.

If Our Participating Lenders Do Not Provide Competitive Levels of Service to Consumers, Our Brand Will Be Harmed and Our Ability to Attract Consumers to Our Website Will Be Limited

Our ability to provide a high-quality "social media" borrowing experience depends in part on consumers receiving competitive levels of convenience, customer service, pricing terms, and responsiveness from our participating lenders. If our participating lenders do not provide consumers with competitive levels of convenience, customer service, price, and responsiveness, the value of our brand may be harmed and the number of consumers using our service may decline.

We May Have Difficulty Integrating Lenders Into Our "Social Media" Online Marketplace, Which Could Impede Our Ability to Offer a Competitive Service to Consumers

The failure to integrate lenders into our "social media" online marketplace could limit the variety of products that we can offer to our customers. Integration of a lender into our "social media" online marketplace requires a significant commitment of time and resources on our part and on the part of the lender. Potential lenders may not be willing to invest the time and resources necessary to achieve this integration, and we may not have sufficient personnel to devote the time necessary to successfully integrate lenders into our online marketplace.

Lenders in Our Network are Not Precluded from Offering Consumer Credit Products Outside Our "Social Media" Marketplace

If a significant number of our potential consumers are able to obtain loans from our participating lenders without utilizing our service, our ability to generate revenue may be limited. Because we do not have exclusive relationships with the lenders whose loan products are offered on our "social media" online marketplace, consumers may obtain offers and loans from these lenders without using our service. Our lenders can offer their products directly to the consumers through brokers, mass marketing campaigns, or through other traditional methods of credit distribution. These lenders can also offer their products over the Internet, either directly to prospective borrowers, through one or more of our online competitors, or both.

We May Experience Reduced Visitor Traffic, Reduced Revenue, and Harm to Our Reputation in the Event of Unexpected Network Interruptions Caused by System Failures

Any significant failure to maintain the satisfactory performance, reliability, security, and availability of our website, filtering systems, or network infrastructure may cause significant harm to our reputation, our ability to attract and maintain a high volume of visitors to our website, and to attract and retain participating consumers and lenders. Our revenue depends in large part on the number of credit requests posted by consumers. Any system interruptions that result in the inability of consumers to submit these credit requests, or more generally the unavailability of our service offerings, could have an adverse impact on our revenue. In addition, we believe that consumers who have a negative experience with our website may be reluctant to return or recommend Rate Pilot to other potential consumers.

Breaches of Our Network Security Could Subject Us to Increased Operating Costs as well as Litigation and Other Liabilities

Any penetration of our network security or other misappropriation of our users' personal information could cause interruptions in our operations and subject us to liability. Claims against us could be based on other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation and financial liability. Security breaches could also damage our reputation. We rely on licensed encryption and authentication technology to effect secure transmission of confidential information. It is possible that advances in computer capabilities, new discoveries, or other developments could result in a compromise or breach of the technology that we use to protect consumer transaction data. We cannot guarantee that our security measures will prevent security breaches. We may be required to expand significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences.

Broker - Dealer Sales of Units

The Company's Debt Notes are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a

$1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Secure Debt Note Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Long Term Nature of Investment

An investment in the Company's Notes may be long term and illiquid. As discussed above, the offer and sale of the Units will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Units for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Units must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Compliance with Securities Laws

The Company's Notes are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Nevada Securities Laws, and other applicable state securities laws. If the sale of Notes were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Notes. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Notes offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Notes are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain NASD or FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any NASD or FINRA broker-dealer, will sell the maximum Units offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

ITEM 4. PLAN OF DISTRIBUTION

A maximum of 5,000 Secure Debt Notes are being offered to the public at $1,000 per Note. There is no minimum. A maximum of $5,000,000 will be received from the offering. No Notes are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Notes.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the securities to be offered. Investors can purchase Notes directly from the Company by completing a Subscription Agreement and mailing the form with the proper amount directly to the Company. Notes can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Notes.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Blue Coast Securities Corporation, an equity partner of the Company, can be viewed at ***www.BlueCoastBanc.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Rate Pilot, Inc**. and wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Notes.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $5,000,000 from the sale of Units in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company Secure Debt Notes

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Notes	$5,000,000	100%	N/A	N/A

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	$250,000	5%	N/A	N/A

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.
(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

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ITEM 6. DESCRIPTION OF BUSINESS

ratepilot

Section 1: Executive Summary

OVERVIEW:

Rate Pilot, Inc. ("Rate Pilot" or the "Company") owns a patent-pending technology that creates a highly-secure, efficient online capital marketplace where we anticipate that:

- Small and medium-sized businesses can securely and efficiently find the lowest-cost capital
- Banks and alternative capital providers compete for the business of small and mid-sized businesses
- Professional service partners can market services to a large business audience and use the Rate Pilot platform to provide additional services to existing clients
- All participants collaborate in cloud-based secure workrooms to close transactions quickly and efficiently

In today's complex and challenging financial environment, Rate Pilot anticipates that its technology will substantially change the face of capital markets. By doing so, the Company will support economic recovery by providing unprecedented access to cost-effective capital for businesses.


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Get On the Radar

NEED FOR RATE PILOT'S SOLUTION:

Rate Pilot's innovative technology brings much-needed change to the slow and inefficient capital markets in an increasingly challenging lending environment. Private and public debt has increased at unprecedented rates over the past five years. In the current economic environment, interest paid on this debt creates hardships for businesses and organizations. As financial institutions are subjected to increasingly strict lending regulations, small and medium-sized business borrowers are left with few alternative sources of capital, and little control over interest costs. Businesses are closing or shrinking because of inadequate access to capital, adding to stubborn, persistent unemployment nationwide. The importance of the role of small business in the economic recovery was cited by both Presidential candidates in the 2012 election. Access to capital is a key factor in maintaining the health of small business in the U.S.



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PATENT-PENDING TECHNOLOGY: A patent application was filed on November 6, 2011 by patent attorneys Thompson Coburn LLP for Rate Pilot's unique process of gathering financial data and matching qualified borrowers with capital providers. Rate Pilot's patent-pending technology uses a web-based platform to provide a complete financial profile. Each profile is published anonymously within a 24/7/365 auction process that brings together capital providers to create a true competitive marketplace. The Company uses highly-secure, cloud technology to manage the auction and maintain the financial profiles, which can be continuously updated online by the borrower. Rate Pilot will monitor the marketplace and shops each financial profile for opportunities for borrowers to lower interest rates or provide more favorable terms for borrowers. Our U.S. Patent Application has now been published by the United States Patent and Trademark Office.

SMALL BUSINESS MARKET: Rate Pilot will focus its marketing efforts on driving small and medium-sized business borrowers to its website. Revenues will be generated by service fees for the successful placement of loans or capital to small business borrowers. *(See Sales & Marketing Strategy)*. The target market is very large. Small businesses employ half of all workers in the U.S. and produce $6 trillion in GDP annually *(Source: Small Business Administration)*. According to Hoovers (a subsidiary of Dun & Bradstreet), there are 15.9 million small businesses in North America, which is defined as businesses with revenues up to $2 million. Small business loans outstanding as of June 2011 totaled $606.9 billion *(Small Business Research Summary, July 2012)*. Additionally, 44% of businesses are actually successful in procuring bank loans *(Source: Pepperdine Survey)*.

BENEFITS TO SMALL BUSINESS BORROWERS: Rate Pilot solves a tremendous need of the small business borrower by streamlining the current time-consuming process of finding capital which detracts from the business owners' important task of running the business. The current process is a tedious, manual one which typically requires personal meetings and a new application with every potential lender.



On the Rate Pilot secure website, borrowers will fill out a comprehensive and confidential uniform credit application to create a complete financial profile. If requested, Rate Pilot offers assistance in completing the application through its network of Professional Partners *(see Professional Partners)*. The web-based application can be easily updated to obtain a real-time snapshot of the business's financial condition.

Rate Pilot's patent-pending technology will then anonymously "shop" the business profile in its secure, cloud-based database of lenders and capital providers. Business owners are put back in control, given the ability to select from among several prospective lenders to obtain rates and terms that best meet the capital requirements of the business.


Current
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PROFESSIONAL PARTNERS: Service providers and business consultants will help to drive small business borrowers to participate in the Rate Pilot platform. Professional partners such as CPAs and attorneys will be available to assist the borrowers in building a better loan application package to improve access to capital. There are 1,216,900 accountants and auditors and 728,200 attorneys in the U.S. (*Source*: "Occupational Outlook Handbook", United States Department of Labor, Bureau of Labor Statistics, April 26, 2012).

BENEFITS TO PROFESSIONAL PARTNERS: Rate Pilot's searchable database of borrowers provides an opportunity for professional partners to identify new clients. Services provided by the professional partners will be rated by Rate Pilot's customers, which will facilitate greater accountability. Rate Pilot also gives professional partners an additional service to offer to their existing clients. By adding their clients to Rate Pilot's borrower database, they provide 24/7/365 access to a real-time financial profile, and improve their clients' access to capital. Finally, professional partners can utilize Rate Pilot's "secure workrooms" to facilitate communication to close transactions quickly.



BENEFITS TO LENDERS & CAPITAL PROVIDERS: No fees will be charged to lenders and capital providers for participation in the Rate Pilot marketplace. Rate Pilot's patent-pending process streamlines a potential borrower's application process, with a comprehensive, uniform credit application which provides a detailed financial profile. Rate Pilot's highly-secure, searchable database provides access to qualified borrowers based upon each lender's specific underwriting qualifications. Lenders create objective measures for lending qualification and are able to collect and sort information more easily, thereby providing faster response to loan requests, and a higher approval rate. For example, a bank can filter business loan requests by loan type, leverage ratios, even "years in business". Military-grade encryption practices ensure strict regulatory compliance. Lenders also have access to Rate Pilot's "secure workrooms" to close loan transactions faster and more efficiently.

REVENUE MODEL: Rate Pilot will generate revenues through the collection of service fees upon the successful placement of loans or capital. The fee structure is tiered, based upon the size of the loan or capital placement. Service fees are significantly lower than current fees charged in the industry for debt or equity placements.

SALES PLAN:

Sales Staff

The sales staff will be comprised of David Hughes, David Friedmann, John Ross. In addition, we will employ professional Independent Contractors with backgrounds in sales and financial services.

Sales Targets

To create the marketplace necessary for success, there will be three targets, some which will generate revenue, and some which do not, but are necessary for the marketplace.

Primary Revenue targets will be comprised of small-medium sized businesses. Ideally, we will identify small-medium businesses that require loans in excess of $500,000 that are not "bankable"; however, we will assist with financing smaller transactions and bankable transactions on a case-by-case basis.

An additional source of revenue could be captured from "white labeling" our site. We have received three serious inquiries from organizations that want to use the platform's loan applications for their internal use. They will not have access to the connectivity with lenders or professional partners so they cannot create a competing marketplace for capital.


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Professional Partners will be contacted to both resource referrals and expand our capacity to help clients with more complex and time consuming needs that are impairing their access to capital and/or preventing them from providing the requisite documentation needed to build a credit profile.

Revenue Streams

The revenue streams will be comprised Profile Creation Fees and Service Fees. Profile Creation Fees will be earned when we create a profile for a borrower. For larger deals, we will typically charge $5,000 to manage the clients' information and tell the story in a professional way that will attract capital providers. For smaller deals we will charge a lower flat rate fee based upon the complexity of the transaction. Smaller transactions will be given the option to pay us a flat fee to create their profile or create their own profile and pay us a smaller fee to improve the profile. Profile activation fees, professional partner fees and white label revenue will be implemented after the successful market test.

Profile Creation Fees

Deal Size	Profile Building Fee
≤ $250,000.00	$500 to $2500
> $250,000.00	$5,000.00

Profile Activation Fees

Product	Activation Fee
Active Profile	$24.99 per month
Dormant Profile	$10.00 per month



Service Fees

Deal Size	Service Fee
≤ $250,000.00	$2,500.00
$250,001.00 - $500,000.00	$5,000.00
$500,001.00 - $1,000,000.00	$7,500.00
$1,000,001.00 - $3,000,000.00	$20,000.00
≥ $3,000,000.00	$30,000.00

Professional Partner Fees

Professional Partner	Fee
Per Business we represent to them	$50.00 per month
Advertising on our site for new business	$100.00 per month

White Labeling Fees

Lender's	Fee
Licensing Fee	$12,000.00 up front plus $1,000.00 per month
Service Fee for making changes to the code	$150.00 per hour for programming efforts
Hosting Fee	To be the choice of the customer

Sales Process

The sales staff will reach out to small-medium businesses, capital providers, and professional partners that they know. Lenders will be asked to refer their turndowns, Business consultants will be asked if they have clients with unmet capital needs, business owners will be asked if they have any unmet capital needs.

Referrals received by the sales staff will be entered into a prospect database. Sales staff will discuss the features and benefits of the site as well as the pricing structure. Upon agreement, the client will be invited to the secure workroom that will contain a list of documents that they will need to upload.



Territory Managers will review the data provided and assess the difficulty building a profile. This will determine weather or not a Professional Partner is necessary and will help us estimate required minimum fees for profile creation. A fee agreement is then proposed to the client and upon acceptance the profile is created.

The completed executive summary will be reviewed by senior management to determine which capital providers are most appropriate for the client. This step will not be necessary once the lenders have a profile built in the platform. The executive summary will be sent to existing capital provider relationships and used to attract new capital providers to the site. An email will be sent to the prospective capital provider with an invitation to respond with a term sheet and a link to our platform create a lender profile to facilitate future referrals.

If the borrower accepts a term sheet the lender will be invited to the secure workroom. A series of tasks will be created by the Territory Manager and assigned to the appropriate parties. Other parties to the transaction, such as appraisers, surveyors etc. are then invited to the room by the lender and tasks assigned to them. When all tasks are completed the loan closes and we collect or fee. Loans funded by non-banks are typically paid at closing by the lender. Bank funded loans will be paid by the borrower. Our initial focus will be on loans that do not fit with banks.

The detailed Sales Process is depicted on page 1.9.



Sales Support
Sales support will be provided by the sales staff and Territory Managers. Each small-medium sized business and professional partner will be assigned to the sales staff member who made the call on them as well as a Territory Manager. The sales staff member will chose the Territory Manager based upon "fit" with the client and will provide the contact information to both the client and Territory Manager.

Clients will have the option of contacting their sales staff or Territory Manager directly or can choose to contact Rate Pilot at 855.667.2327.

Revenue Collection
The sales staff is ultimately responsible for the collection of revenue generated through the site. Consequently, they will monitor the transaction progress. For successful deal closures, notification will be made to the Chief Operating Officer in advance of the closing. An invoice will be prepared based upon the Revenue Streams described above and will be uploaded into the secure workroom of the client. Upon successful closure, the client will remit the funds to Rate Pilot either through a check presented to the sales staff or via wire transfer to the Rate Pilot account within 3 business days.

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Sales Staff Identifies Targets
Small-Medium Sized Businesses
Capital Providers-Banks, Venure Capital, Alternative Funders
Professional Partners
Sales Staff Calls on Targets
e-mail
Phone Call
GoToMeeting/Face-to-Face Meeting
Client to Input Data
Yes
• Client is directed to www.ratepilot.com
• Client Inputs Data
• Rate Pilot Sales Staff remains in contact with the client to ensure successful input of data
No
• Client Referred to a Professional Partner
• Client referred to Territory Manager
• Professional Partner/Staff inputs data
Client Data Submitted
Client Completed Profile
• Clients can e-mail their profile to a capital provider contact
• Clients can contact Rate Pilot Sales Staff for assistance in finding a capital provider
Rate Pilot Submitted Profile
• Rate Pilot Sales Staff send out Profile to Banks
Deal Status
In Process
• Rate Pilot Sales Staff Monitors progress of deal
Closure
• Management monitors workroom for deal closure
• Rate Pilot issues an invoice to client for Success Fee
Denial
• Sales Staff ensures that workroom is closed

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SECURE WORKROOMS: All Rate Pilot subscribers benefit from the cloud-based "secure workrooms" which provide a confidential and secure method to manage tasks, documents, and communications effectively. The small business borrower retains all workroom ownership controls, and can include non-members as necessary to be certain that all parties to a transaction are included in the communication in order to close the transaction quickly and efficiently.


Deal-related
Service Providers
Insurance,
Appraisal,
etc.
CPA,
Attorney,
etc.
Lender's
Representatives
Borrower's
Representatives
CPA,
Attorney,
etc.
Lender
Borrower
Workroom Ownership
Permissions Control
Tasks
Documents
Communication
Workflow Management
Task Assignment
Task Reminders
Upload Documents
Permission-based Sharing
Encrypted Storage
Email Messaging
Chat
Conference Calling
Video
Desktop Sharing

PRODUCT DEVELOPMENT STATUS: Website development began in September 2011 with an outsourced partner. In September 2012, an in-house development team was hired and the site was migrated to a LayerTech-hosted site in October. The Rate Pilot platform is currently in beta-test launch, during which time it is being tested by already-identified Rate Pilot lenders and borrowers who have agreed to participate in the beta test prior to market launch. An improved platform is under development based upon beta-test input. The Company currently anticipates that the Rate Pilot platform will be fully launched and available to users in May 2013.

PRODUCT DEVELOPMENT TEAM: Rate Pilot's has access to a development team that is comprised of highly-talented and creative software development engineers. The team brings an impressive range of experience in the full software development life cycle from planning and management interface to prototyping, system design and architecture, interface implementation, testing, delivery and support. Members of Rate Pilot's development group have worked closely together in other environments, most recently with IP Commerce, a secure cloud-based platform that enables customized, multi-channel commerce applications and payment workflows that incorporate all channels (Retail, eCommerce, Mobile, Back Office) and all touchpoints (POS, Web, E-wallet).

MILITARY-GRADE SECURITY: Rate Pilot's security encryption is being designed by Denver-based GTRI to ensure the highest level of security protection for its cloud-based data storage and communication. For over 10 years, GTRI has been providing information technology solutions to federal and state governments nationwide, successfully delivering close to a billion dollars in hardware and services to its customers worldwide. GTRI has also provided a multitude of services to large-scale federal scientific community customers to improve collaboration and performance inside evolving mission critical IT projects. GTRI has also developed and implemented hundreds of solutions for other federal clients in the areas of law enforcement, disaster preparedness, emergency response, public safety, social programs, national defense and homeland security.

ELECTRONIC DATA INTERFACE: Rate Pilot's platform is designed for integration with third-party applications to offer enhanced functionality. By interfacing with systems such as credit bureaus, the borrower's financial profile is kept current to improve accuracy for lender evaluation. Additionally, integration with lenders' in-house systems and the Small Business Association's internal software will eliminate the need for repetitive data entry.



PROOF OF CONCEPT:

The Company has closed five loans, totaling $11.2 million using the Rate Pilot process in order to provide an important "Proof of Concept." The placement of the five loans has generated revenue for the Company of $76,750. Using Rate Pilot's online credit application form, a financial profile was generated for the small business borrower. The financial profile was then "shopped" with a variety of lenders (via email) without disclosing the borrower's name ("anonymously"). Once terms were negotiated, the potential lender was given access to a cloud-based document storage system to complete its due diligence process. Three of the five loans were closed for the same borrower, using most of the same documents and an updated financial profile. The Company has additional transactions in progress totaling over $25 million in capital needs using the same process. Borrowers have agreed to pay a success fee for successful placement of their loan according to the schedule outlined on page 1.6.

COMPETITIVE ADVANTAGES:

Unlike Rate Pilot's potential competition, the Company does not perform just a single transaction for its borrowers, but continues to monitor the marketplace database to anonymously shop each small business financial profile to continually locate more favorable terms for borrowers.

Most of the potential competitors to Rate Pilot provide only a "PDF application" which is filled out by each small business borrower, and each loan typically requires a completely new application, with fees paid upon application, and not upon successful funding. One competitor, www.boefly.com has placed over $2.9 billion in loans, but focuses on funding franchisees, and charges a fee for each application of between $100 and $600. Others, such as www.lendio.com require separate applications for each loan, AND also generate a tremendous amount of SPAM as a result of submitting an application. Other online lending sites, such as www.prosper.com and www.lendingtree.com focus on micro-consumer loans, or individual consumer and mortgage loans.

RISK FACTORS: An investment in the securities of the Company is highly speculative and involves substantial risks. Any potential investor in Rate Pilot's securities should carefully read the detailed Risk Factors in the Company's Private Placement Memorandum . Some of the risks involved in an investment in the Company include, but are not limited to:

- the start-up nature and the limited financial resources of the Company;
- the reliance on the Management to manage the Company;
- the limited experience of Management in operating start-up internet companies;
- the acceptance of the product and services by consumers;
- the effects of competition;
- general changes in economic conditions;
- regulatory changes; and
- the Company's need for additional funding and working capital.

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Section 3: Financial Summary

Financial projections for Rate Pilot represent Rate Pilot's best estimates as of the date of this Executive Summary based upon a variety of factors which are constantly changing. Potential Investors are expected to review independently all documents and other matters relating to Rate Pilot and the business in order to verify the accuracy and completeness of the information. Some of these assumptions relate to the general economy, competition and other factors beyond control of Rate Pilot, and therefore, the projections may be subject to material variation. After-tax projected returns depend upon each Investor's tax rate, and all potential Investors are urged to consult with their own tax advisor. The following are summary financial projections. Detailed financial projections are available to potential Investors upon request.

Information contained throughout this Executive Summary contain "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy and contains projections as to future revenues and earnings ("projections"). No assurance can be given that the future results covered by the forward-looking statements or projections will be achieved. In the case of projections, the estimates of revenues and earnings are further conditional upon assumptions included in the projections. There can be no assurance that these assumptions will prove accurate or that future events will not cause material changes in Rate Pilot's business, which adversely affect financial results. Various factors could also cause actual results to vary materially from the future results covered in such forward-looking statements and projections. Rate Pilot does not represent that the financial forecast included in this Executive Summary is necessarily the single most likely result. Due to the inherent uncertainty with respect to projections and forecasts for a newly formed entity in the business planning stage, actual results will likely differ, to at least some degree, from these projections. The Company cannot estimate by how much.

Summary of Assumptions

Financial Overview

The financial model was built using a 4 year view from 2013 through 2016. The financial figures in the model for 2013 have actual results through January with a forecast for the remainder of 2013. A series A Round of $2 million was raised in 2012, these funds have been used to fund the business to its current state.

Sales Strategy

As mentioned previously, the business model will focus on the Small-Medium Business (SMB) lending space. The target sales assumptions focus on 3 key channels/methods for acquiring lending into the site.

- Acquisition of preferred partners who will bring their businesses to the offering. (Consultants – vCFO, B2BCFO, CPA's, Attorneys, etc.). By year end 2013 expected to grow to 160 partners.
- Utilization of a search engine optimization (SEO) strategy to acquire business lenders to the offering. By year end 2013 expected to be 10,000 click through's/month.
- Inside sales and sales executives focusing on call lists, specific business verticals and offerings to acquire customers. For 2013 presumed to be 5 FTE's.



Key Metrics
The company has identified the following key metrics to identify and track sales success
- ⇒ # of Preferred Partners acquired by month – by year end 2013 presumed to be 160.
- ⇒ # of Banks signed up and active in the online lending marketplace by month
- ⇒ # of Clicks to our site via SEO marketing methods – by year end 2013 presumed to be 10,000.
- ⇒ Success rate SEO model – presumed to be .003/click
- ⇒ # of Loans Closed by month

Pricing
The pricing assumptions built into the model assume a service fee upon successful loan closing. The tools provided to the lender as well as the banking partner are the value. The model assumes payment for the tools only upon successful loan closing. The pricing grid is based on a "size of loan" method as follows:

Category	Service Fee	% Loans Closed By Category
≤ $250,000	$2,000	35%
$250,001 - $500,000	$5,000	30%
$500,001 - $1,000,000	$7,000	20%
$1,000,001 - $3,000,000	$20,000	10%
≥$3,000,000	$30,000	5%

Sales Channel Contribution
The sales channels will ramp up slowly beginning in February 2013. The sales force is expected to make 30 calls per month (1.50 average per business day) with a success rate of getting the business on the platform of 5%. By 12.31.13 the sales channels described above will contribute the following share of total loan closures:

Revenue Channel	FTE/Clicks	Percentage of Closed Loans Contributed by Channel	Closed Loan per FTE-Click/mo.	Timing from Data Entry to Platform
Inside Sales Force/Sales Executives	5	63%	30	60 Day Delay
Professional Partners	160	24%	.50	90 Day Delay
Social Media Marketing	10,000	13%	.003	90 Day Delay

Sales model
The sales model is built up using monthly targets in the sales strategy areas, coupled with some assumed target metrics as mentioned above. Using the assumptions the revenue has been built using a bottom up approach to the financial model.

Key Personnel Requirements

Using the sales assumptions the personnel needs have been built using assumptions unique to the areas of expertise as defined below:

Customer Service Support – A call center will be necessary to field calls from users on the site. While Rate Pilot will not provide financial advice to users we will explain and create clarity for users as to what information is required in the site as well as provide aid around site navigation. If clients require professional expertise Rate Pilot will forward those clients on to professional partners for assistance. To arrive at the # of support personnel required the model uses assumptions around number of phone calls per loan, success rate of the loan process and minutes per phone call.

Account Executives and Inside Sales – This team will be vital in closing deals through more traditional methods of acquisition. Cold calling potential users, utilization of call lists and business development and customer acquisition in specific geographies will be important to sales growth. The number of personnel is established by month with a target of unique loan closings tied to each individual on the sales team.

Independent Contractors – in addition to the Account Executives and Inside Sales team, we will also employ the use of Independent Contractors. These will be professionals with extensive financial industry and/or sales knowledge who have contacts throughout their market. Our plan will be to split equally any revenues generated by these professionals. This will ensure that no substantive overhead would be created by employing these professionals. To be conservative, potential revenues generated by the Independent Contractors has not been factored into the revenue projections.

Information Technology – A detailed roadmap has been established through 2013 with a clear understanding of the personnel required to advance the technology. In future, Rate Pilot will continue to invest in the technology to grow the talent pool and create a deeper offering into the tool. Over time the tool will include Application Programming Interfaces (API's) to other information sets, video chat in the secure work rooms as well as other offerings. In addition as the company grows, we will transition the production environment from a managed services solution into our own internally hosted solution at some point in 2014/15. All of these strategies were taken into consideration when building the personnel requirements by month.

Key Expense Requirements

Non Personnel related IT requirements – Robustness, availability and security of the site will be a key to success. A detailed meter was built to acknowledge cost increases as users increase taking into consideration: Server requirements, Web application Firewalls, bandwidth, Licensing & Storage.

Marketing – Marketing will be focused around an SEO click through model as well as targeted advertising based on a detailed marketing plan. SEO costs were built using the detailed clicks as built in the sales assumption coupled with an assumed cost per click. The additional costs for advertising are tied to the marketing plan as developed by our marketing group coupled with outside metrics tied to marketing spend for companies of similar market focus.

Travel Meals and Entertainment – This piece of the budget was built using a detailed build up on number of trips required per month based on the number of personnel we have believe will be required to travel. Estimates were made on days per trip, average costs of airfare, lodging, rental cars and parking.

Capital Expenditures – Until the company achieves profitability capital expense will be kept to a minimum and will only involve spend tied to employee onboarding. As the company grows and achieves profitability capital will be required to augment internal systems (Call Center, CRM, Accounting). In addition the company has forecasted to move away from a hosted solution for our product to continue to provide the highest level of customer service possible to our client base. This move will require a capital infusion but is only planned after the company is profitable and will use internal funds to support this endeavor.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 4500 Blackwolf Road, Springfield, Illinois 62711. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Position
Mr. David C. Hughes	***Chief Executive Officer/ Board of Directors***

Mr. David Hughes has always had a passionate and entrepreneurial spirit and extensive experience in corporate management, sales force and marketing management as well as experience with venture capital and bank financing arrangements. As Owner and President of Measurement Control Systems, Inc., David grew corporate revenues from $4M USD in 2004 to $20M in 2008. David has a bachelor of Science degree in Resource Management from Troy State University and a Masters in Business Administration from Regis University.

Mr. Erich Bloxdorf ***Chief Operating Officer/ Board of Directors***

A business and community leader for over 30 years, Erich Bloxdorf has enjoyed assisting individuals and businesses create wealth. He is the former President and CEO of The Greater Springfield Chamber of Commerce, The Real Estate Group, Town and Country Bank of Springfield and Town and Country Banc Mortgage Services, Inc. From successfully growing and creating new companies, these experiences helped him to develop his entrepreneurial side and his desire to help create Rate Pilot, Inc. He is a graduate of the University of Kansas with a Bachelor of Sciences in Business Administration.

Mr. John Ross ***Chief Administrative Officer / Board of Directors***

John Ross has been the Principal of a Wealth Management firm located in Springfield, Illinois for 17 years. He is a highly qualified, results oriented leader with broad and diversified experience of over 25 years in Financial Markets, Business Continuity, Financial Analysis, Corporate Cash Management as well as Real Estate Development. John is a licensed Financial Advisor and Registered Investment Advisor Representative possessing various securities licenses including Series 7, Series 63, and Series 65 licenses along with multiple insurance licenses.

Mrs. Jennifer Rachael Hughes ***Vice President of Human Resources***

Mrs. Jennifer Rachael Hughes has over twenty years of experience that has virtually spanned all aspects of management including interview and selection, employee training and development, payroll, personnel and insurance programs, as well as owning two small businesses of her own. She is a graduate of the University of Kansas and has her B.A. in Communications. She went on to earn her Master of Science in Psychology / Human Development Counseling from the University of Illinois, Springfield. Always up for a challenge and something different, Jennifer was Warden of four state correctional facilities. This further broadened her skill set in managing multiple facets of large organizations with multi-million dollar budgets, as well as maintaining a level-headed demeanor during crisis situations and directing resources to work as a unified team.

Mr. Kerry Vinci ***Board Member***

Mr. Vinci has experience in establishing and leading companies in a variety of industries. Companies that he currently has a leadership role in are the following: Koloa Atlantic, LLC (Member), KVX Industries, Inc. (President), KVX Corporation (President) and VPX, Inc. (President).

Mr. Daivd Reed ***Board Member***

Mr. David Reed has over 30 years of land surveying and civil engineering experience. Mr. Reed has served as the Principal, Design Engineer and Project Manager on a variety of transportation, residential, commercial, industrial, recreational and airport projects. His experience includes all phases of project development and implementation from the planning stage to site surveying, site layout and design, property acquisition, permitting, contracting, construction supervision and inspection. Mr. Reed has provided services to a wide variety of public officials, governmental agencies, private developers and industrial developers.

B. *Significant Employees.* All Members of Rate Pilot, Inc. as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Rate Pilot, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* Mr. David Hughes, Chief Executive Officer and Mrs. Jennifer Rachael Hughes, Vice President of Human Resources are Husband and Wife. Mr. Erich Bloxdorf is the Brother of Mrs. Jennifer Hughes and the Stepbrother of Mr. John Ross.

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In August of 2013, the Company adopted a compensation program for Company Management. Accordingly, Management of Rate Pilot, Inc. will be entitled to receive an annual salary of:

Mr. David C. Hughes, Chief Executive Officer / Director	$200,000
Mr. Erich Bloxdorf, Chief Operating Officer / Director	$175,000
Mr. John Ross, Chief Administrative Officer / Director	$175,000
Mrs. Jennifer Hughes, Vice President	$175,000

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company currently has 7,216,428 outstanding Stock Options and 2,556,999 Warrants. See Pages 36 & 37

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name and Address	Amount and nature of Beneficial Ownership	Number of shares and (Percentage) of Class
Mr. David Hughes (David Choate Hughes and Jennifer Rachael Hughes Joint Living Trust	Direct	Preferred Shares (0.20%) Common Shares (22.80%)
John Ross	Direct	Preferred Shares (0%) Common Shares (9.12%)
Erich Bloxdorf	Direct	Preferred Shares (0%) Common Shares (9.12%)
Blue Coast Securities Corporation	Direct	Preferred Shares (0%) Common Shares (5%)
Heidi Kerz	Direct	Preferred Shares (0%) Common Shares (9.02%)
Brett Haigler	Direct	Preferred Shares (0%) Common Shares (5.12%)
1211 Holdings, LLC	Direct	Preferred Shares (0%) Common Shares (6.36%)
David & Rhonda Ross	Direct	Preferred Shares (0%) Common Shares (5.30%)

(2) Nominal Ownership

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholder(s) are The David Choate Hughes and Jennifer Hughes Joint Living Trust, John Ross, Erich Bloxdorf and Heidi Kerz together own the majority of the issued and outstanding controlling Common Stock and Preferred Stock Units of Rate Pilot, Inc. Consequently, these shareholders control the operations of the Company and will have the ability to control all matters submitted to Stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

The David Choate Hughes and Jennifer Hughes Joint Living Trust, John Ross, Erich Bloxdorf and Heidi Kerz will thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

Secure Debt Notes

A maximum of FIVE THOUSAND Secure Debt Notes are being offered to the public at $1,000.00 per Note. There is no minimum. A maximum of $5,000,000 will be received from the offering. All Notes are being offered by the Company and no Notes are being offered by any selling shareholders. The Company will receive all proceeds from the sale of its Notes.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 50,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of September 1st, 2013 – 27,350,167.33 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 7,073,833 shares of Preferred stock, no par value per share (the "Preferred Stock"). As of September 1st, 2013 – 7,073,833 Preferred Stock Units were issued and outstanding.

A Round Preferred –

- 1 Warrant per share at $0.75 per share to purchase 1 share of Common Stock. Warrants expire 12/31/14
- Anti-dilution (Broad Based Weighted Average) Protection for down round only. Does not include debt, stock options, etc.
- Voting rights same with Common Stock Class
- Preferred Stock converts automatically to Common Stock after 5 years upon the sale, listing or merger of the Company.
- One initial Board Seat with no continuing guarantee
- Number of A Round Shares Issued and Outstanding: 3,170,500

B Round Preferred –

- No Warrants
- Anti-dilution (Broad Based Weighted Average) protection for down round only. Does not include debt, stock options, etc.
- Voting rights same with Common Stock Class
- Preferred converts automatically to Common Stock after 5 years upon the sale, listing, or merger of the Company
- Number of B Round Shares Issued and Outstanding: 33,333

C Round Preferred-

- No Warrants
- No Anti-dilution down round protection
- Voting rights same with Common Stock Class
- Preferred converts automatically to Common Stock after 5 years upon the sale, listing, or merger of the Company
- Number of C Round Shares Issued and Outstanding: 3,816,667

D Round Preferred-

- No Warrants
- No Anti-dilution down round protection
- Voting rights same with Common Stock Class
- Preferred converts automatically to Common Stock after 5 years upon the sale, listing, or merger of the Company
- Number of D Round Shares Issued and Outstanding: 53,333

(c) Other *Debt Securities*. None.

(d) *Other Securities to Be Registered*. None.

Security Holders

At September 1st, 2013, there were 27,350,167.33 shares of our Common Stock outstanding, which were held of record by approximately 17 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

At September 1st, 2013, there were 7,073,833 shares of our Preferred Stock outstanding, which were held of record by approximately 60 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of Nevada. Nevada General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Nevada's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Nevada's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

Reports to security holders:

(1) The Company will be a non-reporting company until such time as the company files quarterly and audited financial statements, and complies with the requirements of the Securities Exchange Act of 1934, as amended.

EXHIBIT A: 2012 FINANCIAL STATEMENT

Report: Balance Sheet

Rate Pilot, Inc.
Balance Sheet

As of December 31, 2012

	Total
ASSETS	
Current Assets	
Bank Accounts	
Business Checking Acct	8,452.26
Total Bank Accounts	$8,452.26
Accounts Receivable	
Accounts Receivable	1,000.00
Total Accounts Receivable	$1,000.00
Total Current Assets	$9,452.26
Fixed Assets	
Accumulated Depreciation	-1,361.58
Furniture and EquipmentX	13,284.55
Total Fixed Assets	$11,922.97
Other Assets	
Lease Deposits	4,427.08
Notes Receivable	
1211 Holding LLC	0.00
David Brewster	0.00
Thomas Ffrench	0.00
Total Notes Receivable	0.00
Total Other Assets	$4,427.08
TOTAL ASSETS	**$25,802.31**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	48,390.43
Total Accounts Payable	$48,390.43
Other Current Liabilities	
Corporate Loan	40,000.00
Payroll Liabilities	884.59
Total Other Current Liabilities	$40,884.59
Total Current Liabilities	$89,275.02
Total Liabilities	$89,275.02
Equity	
Common Stock-Founders	
1211 Holding LLC	7,727.03
Brett Haigler	6,230.00
Daron Worth	890.00

	Total
David and Jennifer Hughes	27,720.00
David Brewster	551.93
Erich and Mary Bloxdorf	11,088.00
Heidi Kerz and Todd Clearwater	10,968.00
Horizon Law Group	5,880.00
Horizon Law Group Draws	-5,880.00
Total Horizon Law Group	0.00
John D. Ross	11,088.00
Leslie H. Hall	3,430.00
S. David and Rhonda Ross	6,441.00
Thomas Ffrench	2,759.66
Total Common Stock-Founders	88,893.62
Common Stock-Warrant Pulls	
Jeff Brower	44,666.89
Total Common Stock-Warrant Pulls	44,666.89
Opening Balance Equity (4)	0.00
Retained Earnings	-77,606.24
Series A Preferred Stock	
Ben W. Walker III	25,000.00
Billy Haigler	25,000.00
Blake Vinson	30,000.00
Brent Erickson	10,000.00
Brian Nielsen	25,000.00
Charles A. Wood	10,000.00
Chet Marshall	15,000.00
Christopher Brocato	10,000.00
Dan Cupit	10,000.00
Dave Manfredo	5,000.00
David B. Reed	150,000.00
David Friedmann	40,000.00
David Hansen	5,000.00
David W. Armstrong	12,500.00
E. Elizabeth Glover Revocable T	15,025.50
Elizabeth T. Jenkins	10,000.00
Equity Trust Company dba Sterli	49,999.50
Frank Barone	50,000.00
Gerald J. Marks	25,000.00
Glenn Leigh Link	6,000.00
Grady Marshall	2,170.50
Graham Osmonson	3,000.00
HJ Bentley or Brenda C. Bentley	10,000.00
James Henry Thomas, Jr.	50,001.00
James S. or Nancy Jan Sikes	10,000.00
Jane E. Hughes	6,000.00
Jeff Brower	50,000.00
John Roberts	10,000.00
Kerry Vinci	573,432.25
Larry and Leslie Martin	25,500.00

	Total
Larry Haigler	30,120.00
Lawrence B. Haigler	13,000.50
Mary Campbell McLemore	15,000.00
Michael J. Vinson	30,000.00
Michael W. Donner	91,000.00
Mitchell Marshall	76,250.00
Paul B. Scott, Jr.	20,000.00
Paul E. Allen	10,000.00
Price C. McClemore Jr.	15,000.00
Richard Schick	5,000.25
Robert Friedman	50,000.00
Robert W. Whitfield	100,000.00
Samuel D. Stephens	22,500.00
Stern Agee and LeachX	120,000.00
Steve Ambrogio	15,000.00
Todd M Demko	30,000.00
Travis or Merideth Marshall	10,000.00
Walker Grant	25,000.00
Warren Marshall	7,500.00
Wayne P. or Adella H. Turner	8,000.00
Wayne P. Turner	17,000.50
William J. Hughes	6,000.00
Wilson Scott	15,000.00
Total Series A Preferred Stock	**2,000,000.00**
Series B Preferred Stock	
Robert L. Gordon	25,000.00
Total Series B Preferred Stock	**25,000.00**
Series C Preferred Stock	
KD Vinci Trust	50,000.00
Total Series C Preferred Stock	**50,000.00**
Net Income	-2,194,427.98
Total Equity	**$ -63,472.71**
TOTAL LIABILITIES AND EQUITY	**$26,802.31**

Wednesday, Aug 07, 2013 11:36:55 AM PDT GMT-5 - Accrual Basis

EXHIBIT B: 2013 FINANCIAL STATEMENT

Rate Pilot, Inc.
Balance Sheet

As of August 7, 2013

	Total
ASSETS	
Current Assets	
Bank Accounts	
Business Checking Acct	290.67
Total Bank Accounts	**$290.67**
Accounts Receivable	
Accounts Receivable	1,500.00
Total Accounts Receivable	**$1,500.00**
Total Current Assets	**$1,790.67**
Fixed Assets	
Accumulated Depreciation	-1,361.58
Furniture and EquipmentX	13,284.55
Total Fixed Assets	**$11,922.97**
Other Assets	
Lease Deposits	4,427.08
Notes Receivable	
1211 Holding LLC	0.00
David Brewster	0.00
Thomas Ffrench	0.00
Total Notes Receivable	**0.00**
Total Other Assets	**$4,427.08**
TOTAL ASSETS	**$18,140.72**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	48,622.13
Total Accounts Payable	**$48,622.13**
Other Current Liabilities	
Corporate Borrowing	-35,000.00
Corporate Loan	79,000.00
Payroll Liabilities	884.59
Total Other Current Liabilities	**$44,884.59**
Total Current Liabilities	**$93,506.72**
Total Liabilities	**$93,506.72**
Equity	
Common Stock-Founders	
1211 Holding LLC	7,727.03
Brett Haigler	6,230.00

	Total
Daron Worth	890.00
David and Jennifer Hughes	27,720.00
David Brewster	551.93
Erich and Mary Bloxdorf	11,088.00
Heidi Kerz and Todd Clearwater	10,968.00
Horizon Law Group	5,880.00
Horizon Law Group Draws	-5,880.00
Total Horizon Law Group	0.00
John D. Ross	11,088.00
Leslie H. Hall	3,430.00
S. David and Rhonda Ross	6,441.00
Thomas Ffrench	2,759.68
Total Common Stock-Founders	**88,893.62**
Common Stock-Warrant Pulls	
Dave Manfredo	4,000.00
David Hansen	4,000.20
Jeff Brower	44,666.89
Lawrence B. Haigler	7,800.00
Wayne and Adelia Turner	10,000.20
Total Common Stock-Warrant Pulls	**70,467.29**
Opening Balance Equity (4)	0.00
Retained Earnings	-2,272,033.22
Series A Preferred Stock	
Ben W. Walker III	25,000.00
Billy Heigler	25,000.00
Blake Vinson	30,000.00
Brent Erickson	10,000.00
Brian Nielsen	25,000.00
Charles A. Wood	10,000.00
Chet Marshall	15,000.00
Christopher Brocato	10,000.00
Dan Cupit	10,000.00
Dave Manfredo	5,000.00
David B. Reed	150,000.00
David Friedmann	40,000.00
David Hansen	5,000.00
David W. Armstrong	12,500.00
E. Elizabeth Glover Revocable T	15,025.50
Elizabeth T. Jenkins	10,000.00
Equity Trust Company dba Sterl	49,999.50
Frank Barone	60,000.00
Gerald J. Marks	25,000.00
Glenn Leigh Link	6,000.00
Grady Marshall	2,170.50
Graham Osmonson	3,000.00
HJ Bentley or Brenda C. Bentley	10,000.00
James Henry Thomas, Jr.	50,001.00
James S. or Nancy Jan Sikes	10,000.00

	Total
Jane E. Hughes	6,000.00
Jeff Brower	50,000.00
John Roberts	10,000.00
Kerry Vinci	573,432.25
Larry and Leslie Martin	25,500.00
Larry Haigler	30,120.00
Lawrence B. Haigler	13,000.50
Mary Campbell McLemore	15,000.00
Michael J. Vinson	30,000.00
Michael W. Donner	91,000.00
Mitchell Marshall	78,250.00
Paul B. Scott, Jr.	20,000.00
Paul E. Allen	10,000.00
Price C. McClemore Jr.	15,000.00
Richard Schick	5,000.25
Robert Friedman	50,000.00
Robert W. Whitfield	100,000.00
Samuel D. Stephens	22,500.00
Stern Agee and LeachX	120,000.00
Steve Ambrogio	15,000.00
Todd M Demko	30,000.00
Travis or Merideth Marshall	10,000.00
Walker Grant	25,000.00
Warren Marshall	7,500.00
Wayne P. or Adelia H. Turner	8,000.00
Wayne P. Turner	17,000.50
William J. Hughes	6,000.00
Wilson Scott	15,000.00
Total Series A Preferred Stock	**2,000,000.00**
Series B Preferred Stock	
Robert L. Gordon	25,000.00
Total Series B Preferred Stock	**25,000.00**
Series C Preferred Stock	
KD Vinci Trust	229,000.00
Total Series C Preferred Stock	**229,000.00**
Series D Preferred Stock	
David C. Hughes IRA	39,999.75
Total Series D Preferred Stock	**39,999.75**
Net Income	**-256,693.44**
Total Equity	**$ -75,366.00**
TOTAL LIABILITIES AND EQUITY	**$18,140.72**

Wednesday, Aug 07, 2013 11:35:56 AM PDT GMT-5 - Accrual Basis

Rate Pilot, Inc.
Profit & Loss

January 1 - August 7, 2013

	Total
Income	
Corporate Reimbursement	771.00
Refunds and Reimbursements	1,265.87
Revenue	
Professional Services Revenue	500.00
Total Revenue	500.00
Sales Income	500.00
Total Income	**$3,036.87**
Expenses	
Bank Service Charges	268.00
Business Insurance	
Worker's Compensation	347.98
Total Business Insurance	347.98
Business Licenses and Permits	325.00
Cell Phones	2,454.84
Computer and Internet Expenses	2,321.12
Dues and Subscriptions	5,844.07
Labor	
Admin and Support Labor	2,500.00
G&A Labor	53,584.61
IT and Programming Labor	72,500.04
Sales/Marketing Labor	12,346.08
Total Labor	140,930.73
Labor Related Expenses	
Employer FICA and Medicare	10,781.24
Federal Unemployment Taxes	974.69
Health Benefits	9,618.94
Other State and Local Taxes	7.00
Payroll, PEO Processing Fees	1,984.00
State Unemployment Taxes	2,662.66
Arizona Unemployment	46.00
Colorado Unemployment	907.27
Total State Unemployment Taxes	3,615.93
Total Labor Related Expenses	26,981.80
Meals and Entertainment	3,007.47
Miscellaneous Expense	50.00
Office Related Expenses	
Rent Expense	479.33
Telephone Expense	168.77
Total Office Related Expenses	648.10
Office Supplies	1,296.29

	Total
Postage and Delivery	550.99
Printing and Reproduction	119.46
Professional Fees	
General Legal	4,263.00
IP and Patent Search	1,046.86
IT Consulting	1,360.00
Management Consulting Fees	5,373.78
Marketing	150.00
Website Hosting	56,300.00
Total Professional Fees	68,493.64
Travel Expense	
Airfare and Baggage Fees	1,646.40
Lodging	782.55
Mileage	635.97
Parking	121.00
Plane Tickets	2,568.00
Taxi & Ground Transportation	336.90
Total Travel Expense	6,090.82
Total Expenses	$289,730.31
Net Operating Income	$ -286,693.44
Net Income	$ -286,693.44

Wednesday, Aug 07, 2013 11:37:22 AM PDT GMT-5 - Accrual Basis

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Rate Pilot, Inc.

By: Its Chief Executive Officer



By: ________________________________
Name: Mr. David Hughes
Title: Chief Executive Officer

By: Its Chief Operations Officer



By: ________________________________
Name: Mr. Erich Bloxdorf
Title: Chief Operations Officer